Exhibit 99.3 Corporate Communications

CNH Industrial: periodic report on the buy-back program

London, May 2, 2022

CNH Industrial N.V. (NYSE: CNHI / MI: CNHI) announces that, under the common share buy-back program currently in place, the Company has completed the transaction reported in aggregate based on automatic orders placed with the Company’s broker (who has made its trading decisions as to the timing of the purchases independently of the Company) as follows:

Date	Number of common shares purchased	Average price per share including fees (€)	Consideration excluding fees (€)	Consideration (*) excluding fees ($)

April 27, 2022	61,455	12.9632	796,653.46	843,098.36
(*)	All translations determined from Euro to US Dollar at the exchange rate reported by the European Central Bank on the date of each purchase.

As of May 1, 2022, the Company held 9,882,327 common shares, net of the common shares already delivered to fulfill its obligations arising from equity incentive plans.

Details of the transaction described in the table above, including the regulated markets where the purchases were made, are available on the Company’s corporate website under the Buyback Programs section at the following address: bit.ly/CNHI_Buyback

CNH Industrial N.V.

25 St James’s Street

London, SW1A 1HA

United Kingdom

CNH Industrial (NYSE: CNHI / MI: CNHI) is a world-class equipment and services company. Driven by its purpose of Breaking New Ground, which centers on Innovation, Sustainability and Productivity, the Company provides the strategic direction, the Company provides the strategic direction, R&D capabilities, and investments that enable the success of its five core Brands: Case IH, New Holland Agriculture and STEYR, supplying 360° agriculture applications from machines to implements and the digital technologies that enhance them; and CASE and New Holland Construction Equipment delivering a full lineup of construction products that make the industry more productive. Across a history spanning over two centuries, CNH Industrial has always been a pioneer in its sectors and continues to passionately innovate and drive customer efficiency and success. As a truly global company, CNH Industrial’s 35,000+ employees form part of a diverse and inclusive workplace, focused on empowering customers to grow, and build, a better world.

For more information and the latest financial and sustainability reports visit: cnhindustrial.com

For news from CNH Industrial and its Brands visit: media.cnhindustrial.com

Contacts:

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